

03 APR -9 AM 7:21

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360



03050025

April 4, 2003

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

Re: Samsung Electronics Co., Ltd. – Rule 12g3-2(b) Filing, Commission File No. 82-3109

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to the Securities and Exchange Commission pursuant to paragraph (b) (1) (i) of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Should you have any questions on the foregoing, please do not hesitate to call Jin Hyuk Park of Simpson Thacher & Bartlett, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2514-7665. Thank you.

Very truly yours,

Daniel Kim

Associate Manager
Investor Relations Team
Samsung Electronics
Tel) 82-2-727-7721
Fax) 82-2-727-7427
Email) dano.kim@samsung.com

4/16



April 4, 2003

SEC to take over equity in SST from the Shandong Post & Telecommunications Administration (SDPTA)

Details : SEC will acquire equity in Shandong Samsung Telecom Co.,Ltd. (SST) from its joint venture partner, the SDPTA.

- SEC plans to acquire the SDPTA's equity in SST (a printer production company in China) in an attempt to expand its business operations in the emerging market and enhance its global-production strategy.
- SEC will acquire the SDPTA's equity (19% in total) in SST for $8.1 million.
- SEC will hold 88% ($28.6 million) of SST's equity, 19% up from the current 69% ($20.5 million) after the take-over.
- The acquisition contract will be made on April 7, 2003.

Details on SST

- SEC set up SST as a joint venture to advance into the Chinese switchboard market in March 1993.
- SST stopped the production of switchboards in 1999, and instead began manufacturing printers and fax machines in 2000.
- Paid-in-capital : SEC's total contribution in SST amounts to $20.5 million (69%), the SDPTA $5.7 million (19%), and Weihai Beiyong Electronic Group Co., Ltd. $3.6 million (12%).


SAMSUNG
ELECTRONICS

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

April 3, 2003

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

Re: Samsung Electronics Co., Ltd. – Rule 12g3-2(b) Filing, Commission File No. 82-3109

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to the Securities and Exchange Commission pursuant to paragraph (b) (1) (i) of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Should you have any questions on the foregoing, please do not hesitate to call Jin Hyuk Park of Simpson Thacher & Bartlett, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2514-7665. Thank you.

Very truly yours,

Daniel Kim

Associate Manager
Investor Relations Team
Samsung Electronics
Tel) 82-2-727-7721
Fax) 82-2-727-7427
Email) dano.kim@samsung.com


SAMSUNG

April 3, 2003

The following is a statement regarding Samsung Electronics relationship with Samsung Card.

Dear Investors,

We are writing to address issues pertaining to the relationship between Samsung Electronics and Samsung Card. As you may know, Samsung Card is planning to raise a total of 1tn won for the full year of 2003. In 2Q, Samsung Card will issue new shares of 200bn won in order to meet government mandated—and internationally accepted—capital adequacy requirements. Concurrently, Samsung Card plans to sell 300bn won in subordinated convertible bonds. Samsung Card expects to raise an additional 500bn won in funds during the second half of the year. The specific structure and schedule have yet to be determined, but will depend on financial and market conditions prevailing during this time. This total of 1tn won in funding which combines new equity and debt is in line with capital and fund raising plans of other Korean credit companies. Having a majority 56.6% stake in the company, Samsung Electronics may find itself obligated to participate in a stock rights issue. Based on our ownership percentage, Samsung Electronics could face an outlay of at least 113bn. However, the actual participation of Samsung Electronics would of

course require the approval of our Board of Directors. This expenditure, in the context of our annual cash flows, is not substantial.

But regardless of size, we are sensitive to how our spending impacts shareholder value and perception. As a result, the management of Samsung Electronics has not undertaken this decision lightly. Management has reviewed and measured all of the available options to resolve the situation at Samsung Card. Among the alternatives, however, none emerged that did not greater undermine or further risk shareholder value. As a consequence, we have concluded that an injection of capital is the best course of action in what is a difficult circumstance.

In the short term, the additional debt and new equity constitute just a temporary measure as we institute more long-term fundamental remedies. Indeed, a restructuring at Samsung Card has been well underway since October of last year. Change in senior management and the adoption of stiffer risk control policies should set the groundwork for improvements in Samsung Cards capital adequacy without appealing to more shareholder funds in the future. Among the most immediate measures has been and will continue to be the adoption of a conservative approach to building assets. Meanwhile, we expect to see operational improvements at Samsung Card, too. Samsung Card continues to beef up its collection program to bolster the rate of recoveries. On the cost side, Samsung Card will cut personnel and reduce marketing promotions. With the institution of such remedies, Samsung Card is on track to show significant

improvement in its business and asset quality. But, we believe that it is important to bear in mind that the current situation has been the result of several forces on national and corporate levels. This unfortunate turn of events has lead to what could be deemed a crisis of confidence in Koreas financial system, a crisis that the government—along with financial services companies like Samsung Card—is working to stem.

We remain steadfastly committed to focusing on our core businesses. As we expressed before, we hope to decrease the exposure to financial services subsidiaries currently on our balance sheet. As has previously been stated, it is the intention of Samsung Card to pursue a public listing in the near future. An expeditious and enduring resolution of Samsung Cards current condition facilitates this goal, markets willing. By acting to normalize Samsung Card now, Samsung Electronics remains consistent with its intention to reduce our ownership stake once Samsung Card can pursue a public listing, subject to the approval of Financial Supervisory Service and market conditions.

We thank you for your understanding and consideration.

Sincerely

Woosik Chu

Samsung Electronics